

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2016

<u>Via E-Mail</u>
William L. Hughes
Fenwick & West LLP
555 California Street
12th Floor
San Francisco, CA 94104

> **Re: Green Dot Corporation**
> **DEFA14A filed on May 16, 2016**
> **File No. 1-34819**

Dear Mr. Hughes:

We have reviewed the press release issued by Green Dot Corp. and dated May 16, 2016, filed under cover of the DEFA14A listed above. We have the following comments:

1. We believe the press release and its description of the Glass Lewis recommendation with respect to the Green Dot 2016 Annual Meeting of Shareholders is inconsistent with the contents of the Glass Lewis report. For example, the heading of the press release states in bold face type: "Green Dot Announces Proxy Advisory Firm Glass Lewis Supports Chairman and CEO Steven W. Streit." However, our review of the Glass Lewis report indicates that Glass Lewis recommends that shareholders not vote the Green Dot proxy card where Mr. Streit is listed as a director candidate. Rather, Glass Lewis recommends that shareholders vote on the dissident Harvest Capital Strategies LLC's proxy card, for one of Harvest's three nominees. Given this fact, we believe the heading of the press release and similar statements that appear in the text are likely to confuse shareholders about the nature of Glass Lewis' recommendation. While you are free to note in your soliciting materials that Glass Lewis does not support removing Mr. Streit as CEO of Green Dot at this time, such disclosure must be balanced by acknowledging that the proxy advisor is not recommending a vote for Mr. Streit as a director nominee in this contest.

2. The May 16, 2016 press release also announces that Green Dot Corp. will appoint dissident nominee George Gresham to the board of directors, if he accepts, "irrespective of the outcome" of the shareholder vote at the annual meeting. However, it does not explain whether you will expand the board to appoint Mr. Gresham, or whether one or

more incumbent directors will resign and be replaced by Mr. Gresham. Please clarify

These matters should be promptly addressed in additional soliciting materials. If you have any questions, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: John Ricci, Esq.
        General Counsel
        Green Dot Corporation